Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, page 3, Consolidated Statements of Income for the year ended December 31, 2009, 2008 and 2007, included in this report as Exhibit 13.1.

(Calculation)

Net Income / Weighted average shares of common stock outstanding for the period =    Earnings Per Share

	December 31,
	2009	2008	2007
Weighted Average Shares Outstanding	1,589,411	1,589,411	1,589,411
Net Income	$2,304,986	$2,205,511	$2,035,962
Per Share Amount	$1.45	$1.39	$1.28